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                              February 18, 2021

       Theodore Koenig
       Chairman and Chief Executive Officer
       MCAP Acquisition Corp
       311 South Wacker Drive
       Suite 6400
       Chicago, IL 60606

                                                        Re: MCAP Acquisition
Corp
                                                            Amendment No. 1 to
Form S-1 filed February 12, 2021
                                                            File No. 333-252607

       Dear Mr. Koenig:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed February 12, 2021

       Expression of Interest, page 14

   1. Please revise to disclose the percentage of public shares needed to approve an acquisition if the "certain
members" of your sponsor purchase the maximum amount of units in the offering and the
committed amount in the private placement and vote them in favor of a transaction.
Additionally, please disclose the percentage needed assuming only the minimum number of
stockholders required to be present at the stockholders' meeting held to approve the initial
business combination are present at the meeting. Please also file the form of agreement
between the investors and sponsor for the public shares wherein the investors have agreed
to vote their public shares in favor of any initial business combination and not to
transfer such public shares until after the initial business combination.
 Theodore Koenig
FirstName LastNameTheodore Koenig
MCAP Acquisition Corp
Comapany18,
February  NameMCAP
            2021      Acquisition Corp
February
Page 2 18, 2021 Page 2
FirstName LastName
Exhibit 4.4, page II-5

2. We note the exclusive forum provision in Section 9.3. Please discuss this provision in the prospectus.
Exhibit 5.1, page II-5

3. We note the first sentence on page 3 of the opinion which states, "This opinion letter has been prepared for your use solely in connection with the Registration Statement." Please rely to clarify that investors in this offering are entitled to rely upon the opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction